VIA EDGAR

November 1, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:      Anne Nguyen Parker, Branch Chief

Re:	Remmington Enterprises, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 7, 2011 File No. 333-176736

Dear Ms. Parker:

We write on behalf of Remmington Enterprises, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated October 31, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed October 7, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.	We note your response to comment six in our letter dated October 5, 2011. Please disclose in your filing what you told us in your response letter.

Response:  The following text has been added to the Summary portion of the Prospectus on Page 5 of the Registration Statement:

“Our business plan is to pursue exploration of the Remington claims as described in this Prospectus.  We do not have any current or future plans to engage in mergers or acquisitions with other companies or entities.”

Use of Proceeds, page 15

2.
We note your response to comment ten in our letter dated October 5, 2011.  You disclose in footnote 3 to the table on page 15 that your legal expenses incurred in connection with this offering were accrued in July of 2011 and will be paid from cash currently on hand.  Please clarify how you will pay for the other offering costs disclosed on page 46 that total $3,252.79.  In this regard, footnote 3 suggests that the amount of offering proceeds indicated will be used to pay legal, accounting and related costs only going forward, as opposed to the costs associated with this offering.

Response:  The following additional explanation has been added to Footnote 3 to the table on Page 15:

“Other expenses associated with this Offering will be paid from a combination of cash on hand and funds to be received as-needed from our sole officer and director, Gary Scoggins.  Mr. Scoggins has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.”

In addition, the last sentence in Footnote 2 to the table on Page 16 has been changed to read as follows:

“The legal and accounting costs of this Offering, as estimated on Page 46 of this Registration Statement, will be paid from cash on hand and/or through additional infusions of equity or debt capital on an as-needed basis from our sole officer and director, Gary Scoggins.”

Finally, the following additional disclosure has been added to the “Certain Relationships and Related Transactions” section on Page 45:

“2.           Our sole officer and Director, Gary Scoggins, has committed to fund our basic legal and accounting compliance expenses through additional infusions of equity or debt capital on an as-needed basis.  This commitment is not the subject of a formal written agreement with us, and there are no specific limits as to time or dollar amount.”

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Very truly yours,

/s/ Puoy Premsrirut
Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)

REMMINGTON ENTERPRISES, INC.

Via EDGAR

November 1, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Anne Nguyen Parker, Branch Chief

Re:	Remmington Enterprises, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 7, 2011 File No. 333-176736

Dear Ms. Parker:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 31, 2011 by Anne Nguyen Parker, Branch Chief of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Remmington Enterprises, Inc.

By:          /s/ Gary A. Scogins
Gary A. Scoggins
Chief Executive Officer and Chief Financial Officer